Exhibit 99.1

Correction from Source: Pembina Pipeline Corporation Announces Redemption of Series C and E Convertible Debentures

CALGARY, Aug. 27, 2015 /CNW/ - A correction from source has been issued for the press release titled Pembina Pipeline Corporation Announces Redemption of Series C and E Convertible Debentures disseminated today at 7:30 AM ET.  The second paragraph should have stated: "The Series C Debentures will be redeemed on the Redemption Date at a price equal to the principal amount thereof, plus interest accrued from May 31, 2015 to but excluding the Redemption Date, less any applicable tax withholdings.  The Series E Debentures will be redeemed on the Redemption Date at a price equal to the principal amount thereof, plus interest accrued from June 30, 2015 to but excluding the Redemption Date, less any applicable tax withholdings. In each case, subject to regulatory approval, Pembina intends to satisfy the redemption price through the issuance of common shares in the capital of Pembina ("Common Shares")." There are no other changes to the remainder of the information provided in the press release. Readers are urged to consult the "Forward-Looking Information and Statements" advisory section of such press release for additional important information.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada and ethane produced in North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Relations: Chelsy Hoy / Ian McAvity, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 12:59e 27-AUG-15